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SEC FILE NUMBER
8-36138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05-01-2022 (MM/DD/YY) AND ENDING 04-30-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OAK TREE SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4049 1ST STREET, SUITE 129
(No. and Street)

LIVERMORE	CA	94551
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN DURDEN	925-245-0570	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, and middle name)

2700 Ygnatio Valley Rd	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID GODINEZ, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OAK TREE SECURITIES INC, as of 4/30, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT FOR NOTARY (PB)

Notary Public

Signature:

Title: ceo / cco

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of ALAMEDA)

On 06/07/2023 before me, VIMAL P. SOLANKI, NOTARY PUBLIC
Date — Here Insert Name and Title of the Officer

personally appeared DAVID GODINEZ
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

VIMAL P. SOLANKI
Notary Public - California
Alameda County
Commission # 2296600
My Comm. Expires Aug 8, 2023

Signature [signature], NOTARY PUBLIC
Signature of Notary Public
VIMAL P. SOLANKI

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SEE BELOW
Document Date: 06/07/2023 Number of Pages: 2
Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: DAVID GODINEZ
☒ Corporate Officer — Title(s): CEO/CCO
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing: OAK TREE SECURITIES, INC.

Signer's Name:
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
ANNUAL REPORTS FORM X-17A-5 PART III
OATH OR AFFIRMATION

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2023

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oak Tree Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oak Tree Securities, Inc.'s management. Our responsibility is to express an opinion on Oak Tree Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oak Tree Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Oak Tree Securities, Inc.'s financial statements. The supplemental information is the responsibility of Oak Tree Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Oak Tree Securities, Inc.'s auditor since 2006.
Walnut Creek, California
July 18, 2023

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2023

ASSETS

Cash and cash equivalents	$ 202,123
Cash with clearing broker	10,830
Deposits with clearing broker	17,678
Total cash	230,631
Investments	13,819
Investments in The National Due Diligence Alliance	8,571
Commissions receivable	12,259
Rep receivables	16,923
Total assets	$ 282,203

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	17,064
Commissions payable	10,054
Total liabilities	27,118

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B 100,000 shares authorized, 100 shares issued	2,500
Paid-in capital	26,862
Retained earnings	225,623
Total shareholders' equity	255,085
Total liabilities and shareholders' equity	$ 282,203

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended April 30, 2023

Revenue	
Fees and commissions earned	$ 1,624,916
Investment income	196
Total revenues	1,625,112
Commission and brokerage expense	1,411,866
Gross profit	213,246
Expenses	
Clearing charges	30,267
Insurance	30,218
Telephone and communication, net of reimbursements	7,510
Regulatory fees, net of reimbursements	15,359
Professional fees	121,454
Office expense	5,025
Miscellaneous	3,083
Meals and seminars	355
Total expenses	213,271
Income before taxes	$ (25)
Federal and State taxes	$ 6,364
Net income (loss)	$ (6,389)

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2023

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2022	$ 100	$ 2,500	$ 26,862	$ 232,012	$ 261,474
Net income (loss)	-	-	-	(6,389)	(6,389)
Balance - April 30, 2023	$ 100	$ 2,500	$ 26,862	$ 225,623	$ 255,085

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2023

Cash flows from operating activities:		
Net income	$	(6,389)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Increase in Clearing broker account		(153)
Increase in Deposit Account		(235)
Decrease in commissions receivable		192,770
Increase in accounts receivables		(4,318)
Decrease in investments		189
Decrease in accounts payable		8,339
Increase in commissions payable		(171,955)
Increase in accrued income taxes payable		(32,242)
Net cash used in operating activities		(13,994)
Net increase in cash		(13,994)
Cash at beginning of year		216,117
Cash at end of year	$	202,123
Supplementary information		
Taxes paid	$	27,333

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Revenue recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis as reported by the Clearing Broker or the mutual fund or the variable annuity sponsor. Commission revenues primarily include commissions from customer securities transactions executed and cleared through the Clearing Broker as stated on the Statement of Income as Clearing Firm Commissions, and commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities as stated on the Statement of Income as Direct Commissions.

Commission revenue arising from sponsor fees are recorded on the purchase date of the sale of a product. Commission revenue from the sales of other investments (for example: real estate) is recorded on the trade date of the investment.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation

1. General Information and Summary of Significant Accounting Policies (Continued)

and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Fair Value Measurements (Continued)

U.S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 5, Investment in National Due Diligence Alliance, for additional information.

Income taxes
When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation of fixed assets
Furniture and equipment costing $13,683 was depreciated on a straight-line basis over five years and was fully depreciated at April 30, 2023.

There was no depreciation recorded for the year ended April 30, 2023.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.12 to 1 at April 30, 2023. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2023, the Company had net capital as defined of $228,623 which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan, is holding $17,768 as a deposit for unpaid security transactions.

5. Investments

On December 17, 2013, the Company purchased a one seventh (1/7) interest in The National Due Diligence Alliance, a Non-Profit Organization, ("the Alliance") at a cost of $8,571. The cost was based on the book value of assets held by the organization. The intent of management is to hold this investment until the termination of the Alliance. This investment is difficult to value and falls within the Level 3 category for Fair Value Measurements, as discussed in Note 1.

The Company holds an investment in Fidelity Advisor High Income Fund Class I. The value of the investment at April 30, 2023 was $13,819. This investment falls within the Level 1 category for Fair Value Measurement, as discussed in Note 1.

6. Related Party

The Company has a one-year related party commitment of $5,500 per month, which was renewed on January 1, 2023, for management services.

7. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which are not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 925	925	
Less prior year California Franchise Tax	-	(11,994)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	177	177	
Mark to market	(876)	(876)	
Deferred tax items:			
Increase in accounts receivable	188,453	188,453	
Decrease in prepaid expenses	0	0	
Increase in accounts payable	13,055	13,055	
Decrease in commissions payable	(171,957)	(171,957)	
Increase in deferred income	0	0	
Taxable income	$ 29,777	$ 17,783	
Income tax thereon – current	$ 2,632	$ 3,732	$ 6,364
Deferred income tax provision	0	0	0
Total income tax expense, including deferred	$ 2,632	$ 3,732	$ 6,364

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2019.

8. Common Stock

The Company has two classes of common stock. Class A shareholders (two) are entitled to vote for two directors and Class B shareholders (currently, 3) are entitled to vote for two directors.

9.. Subsequent Events

Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm. No subsequent events were deemed significant by management.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
April 30, 2023

Computation of Net Capital

Shareholders' Equity	$ 255,085
Assets not allowed for net capital purposes	
Non-Allowable Assets	
Receivables over 30 days	16,923
Investment	8,571
Total Non-Allowable Assets	25,494
Less haircut on marketable securities	
7.0% of 13,819 Mutual funds, haircut	968
Total reductions in net allowable assets	26,462
Net Allowable Capital	$ 228,623

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of $27,118 aggregate indebtedness or the minimum of $5,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000
Net capital in excess of requirement	$ 223,623

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 27,118
Ratio of Aggregate Indebtedness to Net Capital	0.12 to 1

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of April 30, 2023	$ 228,623
Net Capital per Audit	$ 228,623

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2023

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oak Tree Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oak Tree Securities, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Oak Tree Securities, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (k)(2)(i) [exemption provisions] and (2) Oak Tree Securities, Inc. stated that Oak Tree Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issue or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oak Tree Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Tree Securities, Inc.'s compliance with the exemption provisions and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 18, 2023

Oak Tree Securities, Inc.
4049 First Street, Suite 129
Livermore, California 94551
(925) 245-0570

Oak Tree Securities, Inc. Exemption Report

Oak Tree Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Godinez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

David Godinez

Oak Tree Securities, Inc.
Chief Executive Officer
June 17, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of Oak Tree Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2023. Management of Oak Tree Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 18, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 04-30-23

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-036138 FINRA APR 06/26/1986

Oak Tree Securities Inc
4049 First Street, Suite 129
Livermore, CA 94551

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durden (925) 447-7660

2. A. General Assessment (item 2e from page 2) $962.46

B. Less payment made with SIPC-6 filed (**exclude interest**) (711.04)

02-01-2023
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $251.42

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [X] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $251.42

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oak Tree Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8th day of June, 20 23.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 05-01-2022 and ending 04-30-2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,625,112
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	953,008
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	30,267
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	196
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	980,471
2d. SIPC Net Operating Revenues	$641,641
2e. General Assessment @ .0015	$962.46
	(to page 1, line 2.A.)